UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SANARA MEDTECH INC.

(Name of Issuer)

Common Stock, $ .001 par value

(Title of Class of Securities)

98211X106

(CUSIP Number)

CGI Cellerate RX, LLC
1375 Enclave Parkway Houston, TX 77077
512-320-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. CGI Cellerate RX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,448,879**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,448,879**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,448,879**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.59%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), FA Sanara, LLC, a Texas limited liability company (“FA”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), The Catalyst Group, Inc., a Texas corporation (“Catalyst Group”), Family Alignment, LLC, a Texas limited liability company (“Family Alignment”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich” and, together with CGI, FA, Catalyst, Catalyst Group, Family Alignment, and Mr. Nixon, the “Reporting Persons”).
**	2,448,879 aggregate shares of common stock (the “Common Stock”) of Sanara MedTech Inc. (the “Issuer”) consists of (i) a $1,500,000.00 Convertible Promissory Note (the “Note”) from the Issuer to CGI convertible into 175,249 shares of Common Stock at $9.00 per share as of June 30, 2019 and (ii) 2,273,630 Common Stock equivalent voting rights reflecting 1,136,815 shares of Series F Convertible Preferred Stock (“Convertible Preferred Stock”) owned of record by CGI that are immediately convertible into 2,273,630 shares of Common Stock with equivalent voting rights. CGI is a wholly owned subsidiary of Catalyst. FA is an affiliated entity of Catalyst and Catalyst Group. Mr. Nixon and Mr. Gurasich are the managers of Catalyst, FA and Family Alignment. Mr. Nixon is the controlling shareholder of Catalyst Group. By virtue of these relationships, Catalyst, Catalyst Group, FA, Family Alignment, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by Catalyst, CGI or FA, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 6,033,047 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2019 and as adjusted to reflect the Issuance (as defined below) and the conversion of the Convertible Preferred Stock and Note.

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Catalyst Rochal, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,448,879**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,448,879**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,448,879**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.59%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), FA Sanara, LLC, a Texas limited liability company (“FA”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), The Catalyst Group, Inc., a Texas corporation (“Catalyst Group”), Family Alignment, LLC, a Texas limited liability company (“Family Alignment”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich” and, together with CGI, FA, Catalyst, Catalyst Group, Family Alignment, and Mr. Nixon, the “Reporting Persons”).
**	2,448,879 aggregate shares of common stock (the “Common Stock”) of Sanara MedTech Inc. (the “Issuer”) consists of (i) a $1,500,000.00 Convertible Promissory Note (the “Note”) from the Issuer to CGI convertible into 175,249 shares of Common Stock at $9.00 per share as of June 30, 2019 and (ii) 2,273,630 Common Stock equivalent voting rights reflecting 1,136,815 shares of Series F Convertible Preferred Stock (“Convertible Preferred Stock”) owned of record by CGI that are immediately convertible into 2,273,630 shares of Common Stock with equivalent voting rights. CGI is a wholly owned subsidiary of Catalyst. FA is an affiliated entity of Catalyst and Catalyst Group. Mr. Nixon and Mr. Gurasich are the managers of Catalyst, FA and Family Alignment. By virtue of these relationships, Catalyst, FA, Family Alignment, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by Catalyst, CGI or FA, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 6,033,047 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2019 and as adjusted to reflect the Issuance (as defined below) and the conversion of the Convertible Preferred Stock and Note.

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Ron Nixon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,412,735**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,412,735**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,412,735**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.57%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), FA Sanara, LLC, a Texas limited liability company (“FA”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), The Catalyst Group, Inc., a Texas corporation (“Catalyst Group”), Family Alignment, LLC, a Texas limited liability company (“Family Alignment”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich” and, together with CGI, FA, Catalyst, Catalyst Group, Family Alignment, and Mr. Nixon, the “Reporting Persons”).
**	3,412,735 aggregate shares of common stock (the “Common Stock”) of Sanara MedTech Inc. (the “Issuer”) consists of (i) a $1,500,000.00 Convertible Promissory Note (the “Note”) from the Issuer to CGI convertible into 175,249 shares of Common Stock at $9.00 per share as of June 30, 2019, (ii) 2,273,630 Common Stock equivalent voting rights reflecting 1,136,815 shares of Series F Convertible Preferred Stock (“Convertible Preferred Stock”) owned of record by CGI that are immediately convertible into 2,273,630 shares of Common Stock with equivalent voting rights and (iii) 963,856 shares of Common Stock owned of record by FA. CGI is a wholly owned subsidiary of Catalyst. FA is an affiliated entity of Catalyst and Catalyst Group. Mr. Nixon and Mr. Gurasich are the managers of Catalyst, FA and Family Alignment. Mr. Nixon is the controlling shareholder of Catalyst Group. By virtue of these relationships, Catalyst, Catalyst Group, FA, Family Alignment, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by Catalyst, CGI or FA, except to the extent of each of their pecuniary interests therein..

***	The percentage is calculated based upon 6,033,047 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2019 and as adjusted to reflect the Issuance (as defined below) and the conversion of the Convertible Preferred Stock and Note.

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Brad Gurasich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,448,879**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,448,879**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,448,879**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.59%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), FA Sanara, LLC, a Texas limited liability company (“FA”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), The Catalyst Group, Inc., a Texas corporation (“Catalyst Group”), Family Alignment, LLC, a Texas limited liability company (“Family Alignment”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich” and, together with CGI, FA, Catalyst, Catalyst Group, Family Alignment, and Mr. Nixon, the “Reporting Persons”).
**	2,448,879 aggregate shares of common stock (the “Common Stock”) of Sanara MedTech Inc. (the “Issuer”) consists of (i) a $1,500,000.00 Convertible Promissory Note (the “Note”) from the Issuer to CGI convertible into 175,249 shares of Common Stock at $9.00 per share as of June 30, 2019 and (ii) 2,273,630 Common Stock equivalent voting rights reflecting 1,136,815 shares of Series F Convertible Preferred Stock (“Convertible Preferred Stock”) owned of record by CGI that are immediately convertible into 2,273,630 shares of Common Stock with equivalent voting rights. CGI is a wholly owned subsidiary of Catalyst. FA is an affiliated entity of Catalyst and Catalyst Group. Mr. Nixon and Mr. Gurasich are the managers of Catalyst, FA and Family Alignment. By virtue of these relationships, Catalyst, FA, Family Alignment, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by Catalyst, CGI or FA, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 6,033,047 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2019 and as adjusted to reflect the Issuance (as defined below) and the conversion of the Convertible Preferred Stock and Note.

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. The Catalyst Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 963,856**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 963,856**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,856 **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.97%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), FA Sanara, LLC, a Texas limited liability company (“FA”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), The Catalyst Group, Inc., a Texas corporation (“Catalyst Group”), Family Alignment, LLC, a Texas limited liability company (“Family Alignment”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich” and, together with CGI, FA, Catalyst, Catalyst Group, Family Alignment, and Mr. Nixon, the “Reporting Persons”).
**	963,856 shares of common stock (the “Common Stock”) of Sanara MedTech Inc. (the “Issuer”) owned of record by FA. Family Alignment is the Managing Member of FA. Catalyst Group is the Managing Member of Family Alignment. CGI is a wholly owned subsidiary of Catalyst. FA is an affiliated entity of Catalyst and Catalyst Group. Mr. Nixon and Mr. Gurasich are the managers of Catalyst, FA and Family Alignment. Mr. Nixon is the controlling shareholder of Catalyst Group. By virtue of these relationships, Catalyst, Catalyst Group, Family Alignment, Mr. Nixon and Mr. Gurasich may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Stock that FA directly beneficially owns. Catalyst Group, Family Alignment, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by Catalyst, CGI or FA, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 6,033,047 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2019 and as adjusted to reflect the Issuance (as defined below) and the conversion of the Convertible Preferred Stock and Note.

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Family Alignment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 963,856**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 963,856**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,856 **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.97%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), FA Sanara, LLC, a Texas limited liability company (“FA”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), The Catalyst Group, Inc., a Texas corporation (“Catalyst Group”), Family Alignment, LLC, a Texas limited liability company (“Family Alignment”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich” and, together with CGI, FA, Catalyst, Catalyst Group, Family Alignment, and Mr. Nixon, the “Reporting Persons”).
**	963,856 shares of common stock (the “Common Stock”) of Sanara MedTech Inc. (the “Issuer”) owned of record by FA. Family Alignment is the Managing Member of FA. Catalyst Group is the Managing Member of Family Alignment. CGI is a wholly owned subsidiary of Catalyst. FA is an affiliated entity of Catalyst and Catalyst Group. Mr. Nixon and Mr. Gurasich are the managers of Catalyst, FA and Family Alignment. Mr. Nixon is the controlling shareholder of Catalyst Group. By virtue of these relationships, Catalyst, Catalyst Group, Family Alignment, Mr. Nixon and Mr. Gurasich may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Stock that FA directly beneficially owns. Catalyst Group, Family Alignment, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by Catalyst, CGI or FA, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 6,033,047 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2019 and as adjusted to reflect the Issuance (as defined below) and the conversion of the Convertible Preferred Stock and Note.

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. FA Sanara. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 963,856**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 963,856**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,856 **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.97%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), FA Sanara, LLC, a Texas limited liability company (“FA”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), The Catalyst Group, Inc., a Texas corporation (“Catalyst Group”), Family Alignment, LLC, a Texas limited liability company (“Family Alignment”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich” and, together with CGI, FA, Catalyst, Catalyst Group, Family Alignment, and Mr. Nixon, the “Reporting Persons”).
**	963,856 shares of common stock (the “Common Stock”) of Sanara MedTech Inc. (the “Issuer”) owned of record by FA. Family Alignment is the Managing Member of FA. Catalyst Group is the Managing Member of Family Alignment. CGI is a wholly owned subsidiary of Catalyst. FA is an affiliated entity of Catalyst and Catalyst Group. Mr. Nixon and Mr. Gurasich are the managers of Catalyst, FA and Family Alignment. Mr. Nixon is the controlling shareholder of Catalyst Group. By virtue of these relationships, Catalyst, Catalyst Group, Family Alignment, Mr. Nixon and Mr. Gurasich may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Stock that FA directly beneficially owns. Catalyst Group, Family Alignment, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by Catalyst, CGI or FA, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 6,033,047 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2019 and as adjusted to reflect the Issuance (as defined below) and the conversion of the Convertible Preferred Stock and Note.

Explanatory Note

This Amendment No. 3 to the Statement on Schedule 13D (this “Amendment No. 3”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Sanara MedTech Inc., a Texas corporation (the “Company”), to amend and supplement the Statement on Schedule 13D filed by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ronald T. Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Original Reporting Persons”) on February 1, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Original Reporting Persons on March 22, 2018 and as further amended by Amendment No. 2 to the Original Schedule 13D filed by the Original Reporting Persons on May 31, 2019. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

The Original Reporting Persons, The Catalyst Group, Inc. (“Catalyst Group”), Family Alignment, LLC (“Family Alignment”) and FA Sanara, LLC (“FA”, Catalyst Group, Family Alignment, and together with the Original Reporting Persons, the “Reporting Persons”) are filing this Amendment No. 3 to reflect their respective ownership of Common Stock following the Issuance (as defined below). Except as set forth herein, all Items are unchanged.

Item 2. Identity and Background

Item 2 is amended and restated as follows:

This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), FA Sanara, LLC, a Texas limited liability company (“FA”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), The Catalyst Group, Inc., a Delaware corporation (“Catalyst Group”), Family Alignment, LLC, a Texas limited liability company (“Family Alignment”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich” and, together with CGI, FA, Catalyst, Catalyst Group, Family Alignment, and Mr. Nixon, the “Reporting Persons”).

The principal business of CGI is to invest in businesses and other ventures. The address of the principal office of CGI is 1375 Enclave Parkway, Houston, TX 77077.

The principal business of FA is to invest in businesses and other ventures. The address of the principal office of FA is 7500 Rialto Blvd, Building II, Suite 220, Austin, TX 78735.

The principal business of Catalyst is to invest in businesses and other ventures. The address of the principal office of Catalyst is 1375 Enclave Parkway, Houston, TX 77077.

The principal business of Catalyst Group is to invest in businesses and other ventures. The address of the principal office of Catalyst is 1375 Enclave Parkway, Houston, TX 77077.

The principal business of Family Alignment is to invest in businesses and other ventures. The address of the principal office of Catalyst is 1375 Enclave Parkway, Houston, TX 77077.

The business address of Mr. Nixon is 1375 Enclave Parkway, Houston, TX 77077. Mr. Nixon’s present principal occupation is Managing Partner of The Catalyst Group, Inc. Mr. Nixon is a citizen of the United States.

The business address of Mr. Gurasich is 7500 Rialto Blvd, Building II, Suite 220 Austin, TX 78735. Mr. Gurasich’s present principal occupation is Vice President of The Catalyst Group, Inc. Mr. Gurasich is a citizen of the United States.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

On October 15, 2019, FA Sanara, LLC and the Issuer entered into a Subscription Agreement pursuant to which the Issuer issued 963,856 shares of its Common Stock for a total subscription price of $8,000,004.80 (the “Issuance”).

Item 4. Purpose of Transaction

Item 4 is amended and restated as follows:

Common Stock acquired by the Reporting Person is held for investment purposes. The Reporting Persons intend to review the investment in the Issuer and have discussions with representatives of the Issuer and/or other stockholders of the Issuer from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including the purchase or sale of Common Stock, business combinations or other extraordinary corporate transactions, sales or purchases of material assets, changes in the board of directors or management of the Issuer, changes in the present capitalization or dividend policy of the Issuer, changes to the Issuer’s business or corporate structure, changes in the Issuer’s articles of incorporation or the Bylaws, shared service agreements, collaborations, joint ventures and other business arrangements between or involving the Reporting Persons and the Issuer. Any action or actions the Reporting Persons might undertake with respect of the Common Stock will be dependent upon their review of numerous factors, including, among other things, the price level and liquidity of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)

The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based upon 6,033,047 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2019 and as adjusted to reflect the Issuance and the conversion of the Convertible Preferred Stock and Note.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	None.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

2.1	Share Exchange Agreement by and between Wound Management Technologies, Inc. and CGI Cellerate RX, LLC dated as of March 15, 2019 (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K, filed with the SEC on March 21, 2019).

10.1	Subscription Agreement between Sanara Medtech Inc. and FA Sanara, LLC dated as of October 14, 2019.

10.5	Convertible Promissory Note to CGI Cellerate RX, LLC (incorporated by reference to Exhibit 10.5 of the Issuer’s Form 10-Q, filed with the SEC on November 14, 2018).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2019

CGI CELLERATE RX, LLC

By:	/s/ Ronald T. Nixon
Ronald T. Nixon

By:	/s/ Brad Gurasich
Brad Gurasich

FA SANARA, LLC

By:	/s/ Ronald T. Nixon
Ronald T. Nixon

By:	/s/ Brad Gurasich
Brad Gurasich

CATALYST ROCHAL, LLC

By:	/s/ Ronald T. Nixon
Ronald T. Nixon

By:	/s/ Brad Gurasich
Brad Gurasich

/s/ Brad Gurasich
Brad Gurasich

/s/ Ronald T. Nixon
Ronald T. Nixon